  Exhibit 99.1

CordovaCann Corp.
(formerly LiveReel Media Corporation)

Unaudited Condensed Interim Consolidated Financial Statements

For the Three Months Ended September 30, 2019 and 2018

 (Expressed in Canadian Dollars)

CordovaCann Corp. (formerly LiveReel Media Corporation)

Notice to Reader Issued by Management

Under National Instrument 51-102, Part 4, Subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice to this effect.

The accompanying unaudited condensed interim consolidated financial statements have been prepared and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of the unaudited condensed interim consolidated financial statements.

December 18, 2019

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

As at	September 30,	June 30,
	2019	2019
	(Unaudited)	(Audited)
	$	$

ASSETS
Current
Cash and cash equivalents	43,803	71,849
Prepaid expenses and deposits	407,884	427,894
	451,687	499,743

Investment in related party (Note 4)	500,000	500,000
Property and equipment (Note 5)	3,677,979	3,645,389

Total assets	4,629,666	4,645,132

LIABILITIES
Current
Accounts payable and accrued liabilities	1,793,082	1,371,386
Mortgage payable (Note 6)	686,570	657,633
Debenture unit deposits (Note 8)	-	594,889
Promissory notes payable (Note 7)	1,172,213	1,112,194
	3,651,865	3,736,102

Convertible debentures (Note 8)	1,191,018	546,460
Total liabilities	4,842,883	4,282,562

SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital (Note 9)	14,636,828	14,636,828
Contributed surplus	5,489,837	5,226,156
Equity portion of convertible debentures	137,487	62,498
Accumulated deficit	(20,471,126)	(19,570,801)
Accumulated other comprehensive income (loss)	(6,243)	7,889
Total shareholders' equity (deficiency)	(213,217)	362,570
Total liabilities and shareholders' equity (deficiency)	4,629,666	4,645,132

Nature of operations and going concern (Note 1)
Commitments (Note 12)
Related party transactions (Note 13)
Subsequent events (Note 17)

Approved on behalf of the Board:

“Henry J. Kloepper”, Director	“Thomas M. Turner, Jr.”, Director
(signed)	(signed)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)

	Three Months Ended	Three Months Ended
	September 30, 2019	September 30, 2018
	$	$

Revenue (Note 5)	-	-
Cost of sales (Note 5)	-	7,431
	-	(7,431)
Expenses
Consulting fees	417,816	695,589
Share based compensation (Note 11)	229,865	-
Professional fees	41,421	44,323
Shareholders information service	46,136	42,531
Office and general	57,094	81,892
Exclusivity fee (Note 12(a))	-	15,682
	792,332	880,017
Loss before other income	(792,332)	(887,448)

Interest expense (Note 6, 7, 8)	84,793	-
Accretion expense (Note 7, 8)	23,305	-
Foreign exchange loss (gain)	12,079	73,431
Other income	(12,184)	-
Net loss	(900,325)	(960,879)

Loss per share - basic and diluted	(0.02)	(0.02)

Weighted average number of outstanding common shares - basic and diluted	40,786,228	40,036,228

Net loss	(900,325)	(960,879)
Foreign exchange translation adjustment	(14,132)	(115)
Total comprehensive loss	(914,457)	(960,994)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Unaudited Condensed Interim Consolidated Statements of Changes in Equity (Deficiency)
 (Expressed in Canadian Dollars)

	Number of Common Shares	Share Capital	Contributed Surplus	Equity Portion of Convertible Debentures	Accumulated Deficit	Accumulated Other Comprehensive Income	Shareholders' Equity (Deficiency)
	#	$	$	$	$	$	$

Balance, June 30, 2018	40,036,228	14,480,241	3,808,611	-	(13,734,265)	684	4,555,271
Foreign currency translation gain (loss)	-	-	-	-	-	(115)	(115)
Net loss for the period	-	-	-	-	(960,879)	-	(960,879)
Balance, September 30, 2018	40,036,228	14,480,241	3,808,611	-	(14,695,144)	569	3,594,277

Balance, June 30, 2019	40,786,228	14,636,828	5,226,156	62,498	(19,570,801)	7,889	362,570
Issuance of warrants (Note 11)	-	-	229,865	-	-	-	229,865
Equity portion of convertible debentures (Note 8)	-	-	33,816	74,989	-	-	108,805
Foreign currency translation gain (loss)	-	-	-	-	-	(14,132)	(14,132)
Net loss for the period	-	-	-	-	(900,325)	-	(900,325)
Balance, September 30, 2019	40,786,228	14,636,828	5,489,837	137,487	(20,471,126)	(6,243)	(213,217)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Unaudited Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Three Months Ended	Three Months Ended
	September 30, 2019	September 30, 2018
	$	$

Operating activities
Net loss for the period	(900,325)	(960,879)

Adjusted for non-cash items:
Share based compensation	229,865	-
Share of profit of a joint venture	-	(11,278)
Depreciation	-	7,431
Interest income	-	(15,002)
Interest expense	84,793	-
Accretion expense	23,305	-
Foreign exchange loss	8,289	11,386
Changes in non-cash working capital items:
Prepaid expenses and deposits	20,010	215,583
Accounts payable and accrued liabilities	421,696	37,790
Cash used in operating activities	(112,367)	(714,969)
Investing activities
Advances to OR Operations	-	(638,775)
Investment in related party	-	(500,000)
Promissory note receivable	-	(12,677)
Cash used in investing activities	-	(1,151,452)
Financing activities
Issuance of convertible debentures	98,453	-
Proceeds from financing activities	98,453	-
Effect of exchange rate changes on cash	(14,132)	(115)
Net increase (decrease) in cash and cash equivalents	(28,046)	(1,866,536)
Cash and cash equivalents, beginning of period	71,849	3,250,697
Cash and cash equivalents, end of period	43,803	1,384,161

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three Months Ended September 30, 2019 and 2018
(Expressed in Canadian Dollars)

1.
NATURE OF OPERATIONS AND GOING CONCERN

CordovaCann Corp. (formerly LiveReel Media Corporation) (the “Company” or “CordovaCann”) is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. CordovaCann primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry. On January 3, 2018, the Company changed its name from LiveReel Media Corporation to CordovaCann Corp. The Company’s principal address is 217 Queen Street West, Suite 401, Toronto, Ontario, M5V 0R2.

The Company’s common shares currently trade on the Canadian Securities Exchange under the symbol “CDVA” and in the United States on the OTCQB under the symbol “LVRLF”.

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as promulgated by the International Accounting Standards Board (“IASB”) on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. There is substantial doubt about the Company's ability to continue as a going concern as the Company incurred a comprehensive loss of $914,457 (September 30, 2018 – $960,994) during the three months ended September 30, 2019 and has a total accumulated deficit of $20,490,021 (June 30, 2019 – $19,570,801) as at September 30, 2019. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations and raises a material concern. To this point, all operational activities and overhead costs have been funded through equity issuances, debt issuances and related party advances.

The Company believes that continued funding from equity and debt issuances will provide sufficient cash flow for it to continue as a going concern in its present form, however, there can be no assurances that the Company will achieve this. Accordingly, these condensed interim consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

2.
BASIS OF PREPARATION

(a)
Statement of Compliance

The Company’s condensed interim consolidated financial statements have been prepared in conformity with IAS 34 – Interim Financial Reporting and do not include all the information required for full annual consolidated financial statements in accordance with IFRS and should be read in conjunction with the audited consolidated financials for the year ended June 30, 2019. These condensed interim consolidated financial statements of the Company and its subsidiaries were prepared using accounting policies consistent with IFRS as issued by the IASB and interpretations of the IFRS Interpretations Committee (“IFRIC”).

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on December 18, 2019.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three Months Ended September 30, 2019 and 2018
(Expressed in Canadian Dollars)

2.
BASIS OF PREPARATION (continued)

(b)
Basis of Presentation

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except where otherwise disclosed. Historical cost is based on the fair value of the consideration given in exchange for assets. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c)
Functional and Presentation Currency

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Company’s presentation currency. The functional currencies of the group, as determined by management, are as follows:

Currency
CordovaCann Corp.	Canadian
CordovaCann Holdings Canada, Inc.	Canadian
Cordova Investments Canada, Inc.	Canadian
CordovaCann Holdings, Inc.	United States
Cordova CO Holdings, LLC	United States
Cordova OR Holdings, LLC	United States
CDVA Enterprises, LLC	United States
Cordova CA Holdings, LLC	United States
Cordova OR Operations, LLC	United States
Cannabilt Farms, LLC	United States
Cannabilt OR Retail, LLC	United States
Cannabilt Holdings, Inc.	United States
Future Processing, LLC	United States

In translating the financial statements of the Company's foreign subsidiaries from their functional currencies into the Company's reporting currency of Canadian dollars, balance sheet accounts are translated using the closing exchange rate in effect at the balance sheet date and income and expense accounts are translated using an average exchange rate prevailing during the reporting period. Adjustments resulting from the translation, if any, are included in accumulated other comprehensive income (loss) in shareholders' equity (deficiency).

(d)
Use of Estimates and Judgements

The preparation of these condensed interim consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the condensed interim consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These condensed interim consolidated financial statements include estimates, which, by their nature, are uncertain.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three Months Ended September 30, 2019 and 2018
(Expressed in Canadian Dollars)

2.
BASIS OF PREPARATION (continued)

(d)
Use of Estimates and Judgements (continued)

The impacts of such estimates are pervasive throughout these condensed interim consolidated financial statements, and may require accounting adjustments based on future occurrences. The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The key assumptions concerning the future, and other key sources of estimation uncertainty as of the date of the statement of financial position that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year arise in connection with the valuation of financial instruments, valuation of acquired assets, fair value of share purchase warrants, share-based payments and deferred tax assets.

(e)
Basis of Consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating polices of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the condensed interim consolidated financial statements from the date that control commences until the date that control ceases. These condensed interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: CordovaCann Holdings Canada, Inc.; Cordova Investments Canada Inc.; and CordovaCann Holdings, Inc. and its wholly owned subsidiaries: Cordova CO Holdings, LLC, Cordova CA Holdings, LLC, CDVA Enterprises, LLC, Cordova OR Holdings, LLC and its wholly owned subsidiary Cordova OR Operations, LLC, and Cannabilt Holdings, Inc. and its wholly owned subsidiaries: Cannabilt Farms, LLC, Cannabilt OR Retail, LLC and Future Processing, LLC.

3.
STANDARDS EFFECTIVE JULY 1, 2019

Leases

In January 2016, the IASB issued a new standard, IFRS 16 – Leases (“IFRS 16”). The new standard requires lessees to recognize most leases on the balance sheet using a single model, thereby eliminating the distinction between operating and finance leases. Lessor accounting, however, remains similar to current accounting practice, and the distinction between operating and finance leases is retained. The standard is effective for annual periods beginning on or after January 1, 2019 and superseded IAS 17 – Leases. There was no impact of adopting IFRS 16 on the Company’s condensed interim consolidated financial statements.

4. INVESTMENT IN RELATED PARTY

On September 18, 2018, the Company subscribed for 500,000 convertible preferred shares of NWN Inc. (“NWN”) at a price of $1.00 per preferred share (a “Preferred Share”) for a total consideration of $500,000. Each Preferred Share is convertible into one common share of NWN, subject to appropriate adjustments for any stock splits, consolidations or other recapitalizations.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three Months Ended September 30, 2019 and 2018
(Expressed in Canadian Dollars)

4. INVESTMENT IN RELATED PARTY (continued)

NWN is a private company and management has determined that the cost of the investment was the most reliable basis for determining its fair value. The Company has not earned any dividend income on these preferred shares. Furthermore, NWN is considered to be a related party by virtue of a common officer and director. As at September 30, 2019, the investment in related party amounted to $500,000 (September 30, 2018 – $500,000).

5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	Equipment	Land	Building	Construction	Total
	$	$	$	$	$
Cost
As at June 30, 2018	151,188	-	-	-	151,188
Additions	-	523,480	1,361,048	1,760,861	3,645,389
Translation adjustment	-	-	-	-	-
Impairment charge	(151,188)	-	-	-	(151,188)
As at June 30, 2019	-	523,480	1,361,048	1,760,861	3,645,389
Additions	-	-	-	-	-
Translation adjustment	-	4,680	12,168	15,742	32,590
Impairment charge	-	-	-	-	-
As at September 30, 2019	-	528,160	1,373,216	1,776,603	3,677,979

Accumulated depreciation
As at June 30, 2018	12,770	-	-	-	12,770
Depreciation	30,529	-	-	-	30,529
Impairment charge	(43,299)	-	-	-	(43,299)
As at June 30, 2019	-	-	-	-	-
Additions	-	-	-	-	-
Impairment charge	-	-	-	-	-
As at September 30, 2019	-	-	-	-	-

Net book value ($)
At June 30, 2018	138,418	-	-	-	138,418
At June 30, 2019	-	523,480	1,361,048	1,760,861	3,645,389
At September 30, 2019	-	528,160	1,373,216	1,776,603	3,677,979

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three Months Ended September 30, 2019 and 2018
(Expressed in Canadian Dollars)

5. PROPERTY AND EQUIPMENT (continued)

Land, building and construction in progress

On April 4, 2018, the Company entered into an agreement to acquire a 27.5% interest of Cordova OR Operations, LLC (“OR Operations”) for the acquisition of land and buildings. Under the terms of the agreement, the Company acquired a 27.5% membership interest in OR Operations for $534,311 (US $400,000). On June 19, 2019, the Company purchased the remaining 72.5% interest in OR Operations (the “Purchase Date”). The asset acquisition amounted to $3,645,389, comprised of land, building and construction in progress. Depreciation on these assets will be recorded from the date when these assets are available for use.

Equipment

The Company entered into an operating lease (the “Lease”) on February 1, 2018, under which the lessee (the “Lessee”) agreed to lease the above equipment for an initial period of twelve months. On February 1, 2019, the Lease was automatically extended for an additional period of twelve months. The Lessee shall make monthly payments of US $5,040 due on or before the first day of each respective month. During the three months ended September 30, 2019, the Company had unrecognized rental revenue in the amount of $19,964 (September 30, 2018 – $19,760), as a result of the Lease. The Company has not recorded rental revenue pending a determination by the Company that collectability is reasonably assured. The Company will recognize revenue upon receipt. As at September 30, 2019, it is estimated that future minimum lease payments of US $20,160 are to be charged within the next year.

6.
MORTGAGE PAYABLE

On June 16, 2019, the Company obtained financing through a mortgage (the “Mortgage”) in the amount of $696,117 (US $531,915) as part of the acquisition of OR Operations which has title to 6 acres of real estate in Clackamas County, Oregon (the “Property”). The Mortgage is due six months from the date of issuance with an initial draw of US $500,000, implying interest at a rate of 12.77% per annum. The Mortgage is secured by a first charge on the Property.

Based on the implied interest rate of 12.77% per annum, the total Mortgage outstanding as at September 30, 2019 was $686,570 (June 30, 2018 – $nil). Total interest expense in relation to the Mortgage for the three months ended September 30, 2019 was implied at $21,069 (September 30, 2018 – $nil).

7.
PROMISSORY NOTES PAYABLE

Promissory Note A – February 1, 2019

On February 1, 2019, the Company issued an unsecured promissory note (the “Promissory Note A”) in the principal amount of US $150,000. The Promissory Note A matured on May 1, 2019 and bears interest at a rate of 10% per annum, accrued monthly and due at maturity. As at the date of these financial statements, the Promissory Note A is in default and remains outstanding. In connection with the Promissory Note A, the Company also issued warrants for the purchase of 150,000 common shares of the Company exercisable until January 31, 2020 at a price of $1.00 per share.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three Months Ended September 30, 2019 and 2018
(Expressed in Canadian Dollars)

7.
PROMISSORY NOTES PAYABLE (continued)

Promissory Note A – February 1, 2019 (continued)

The Promissory Note A was determined to be a compound instrument, comprising a liability and warrants. The initial carrying amount of the financial liability was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt having no warrants. Using the residual method, the carrying amount of the warrants issued is the difference between the principal amount and the initial fair value of the financial liability.

The fair value of the liability was determined to be $192,142 (US $146,729). The residual value of $4,283 (US $3,271) was allocated to warrants. The carrying value of the Promissory Note A, net of the warrant component, has been accreted using the effective interest rate method over the term of the Promissory Note A, such that the carrying amount of the financial liability will equal the principal balance at maturity.

As at September 30, 2019, the value of the Promissory Note A amounted to $211,889 (US $157,500). Accretion expense of $nil and interest expense of $4,952 was recorded for the three months ended September 30, 2019 (September 30, 2018 - $nil).

Promissory Note B – June 12, 2019

On June 12, 2019, the Company issued a secured promissory note (the “Promissory Note B”) in the principal amount of $261,740 (US $200,000). The Promissory Note B matures on March 31, 2020 and bears interest at a rate of 15% per annum, accrued monthly and due at maturity. The Promissory Note B is secured by the convertible preferred shares investment in NWN Inc. Furthermore, this is considered to be a related party transaction by virtue of a common officer and director.

As at September 30, 2019, the value of the Promissory Note B amounted to $276,751 (US $208,979). Interest expense of $9,903 was recorded for the three months ended September 30, 2019 (September 30, 2018 - $nil).

Promissory Note C – June 19, 2019

On June 19, 2019, the Company issued secured promissory notes (the “Promissory Note C”) in the aggregate principal amount of $654,350 (US $500,000). The Promissory Note C matures on December 18, 2019 and bears interest at a rate of 15% per annum, accrued monthly and due at maturity. The Promissory Note C is secured by a general security interest over all the assets of Cordova OR Holdings, LLC, a wholly owned subsidiary of the Company and parent to OR Operations. In connection with the Promissory Note C, the Company issued warrants for the purchase of 200,000 common shares of the Company exercisable until June 18, 2021 at a price of $1.00 per share.

The Promissory Note C was determined to be a compound instrument, comprising of a liability and warrants. The initial carrying amount of the financial liability was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt having no warrants. Using the residual method, the carrying amount of the warrants issued is the difference between the principal amount and the initial fair value of the financial liability.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three Months Ended September 30, 2019 and 2018
(Expressed in Canadian Dollars)

7.
PROMISSORY NOTES PAYABLE (continued)

Promissory Note C – June 19, 2019 (continued)

The fair value of the liability was determined to be $652,675 (US $489,152). The residual value of $14,367 (US $10,848) was allocated to warrants. The carrying value of the Promissory Note C, net of the warrant component, has been accreted using the effective interest rate method over the term of the Promissory Note C, such that the carrying amount of the financial liability will equal the principal balance at maturity.

As at September 30, 2019, the value of the Promissory Note C amounted to $683,573 (US $516,177). Accretion expense of $7,053 and interest expense of $24,758 was recorded for the three months ended September 30, 2019 (September 30, 2018 – $nil).

8.
CONVERTIBLE DEBENTURES

Convertible Debentures Series A-1 – March 13, 2019

On March 13, 2019, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the “Debenture Units of Series A-1”) of the Company for gross proceeds of $600,000; of which $350,000 was received in cash and $250,000 was issued in settlement of outstanding fees with a fair value amounting to $237,300. The balance of $12,700 has been recorded as a loss on settlement of fees.

Each Debenture Unit of Series A-1 consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures of Series A-1”) and 500 common share purchase warrants (the “Warrants of Series A-1”) of the Company. The Debentures of Series A-1 mature on March 12, 2021 and bear interest at a rate of 10% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the Debentures of Series A-1 and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $1.00 per share. Furthermore, the Company also has the option to force conversion of the Debentures of Series A-1 and any accrued interest at the same conversion price if the Company’s common shares trade above $2.50 per share for ten consecutive trading days on the Canadian Securities Exchange. Each full Warrant of Series A-1 entitles the holder to purchase one common share of the Company until March 12, 2021 at an exercise price of $1.20 per share. As a result, 300,000 Warrants of Series A-1 were issued related to the Debenture Units of Series A-1.

The Debenture Units of Series A-1 were determined to be a compound instrument, comprising a liability, a conversion feature and warrants. The initial carrying amount of the financial liability was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt having no conversion rights. Using the residual method, the carrying amount of the conversion feature and the warrants issued is the difference between the principal amount and the initial carrying value of the financial liability.

The fair value of the liability was determined to be $508,439. The residual value of $91,561 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $62,498 and $29,063, respectively. The carrying value of the Debentures of Series A-1, net of the equity components, have been accreted using the effective interest rate method over the term of the debentures, such that the carrying amount of the financial liability will equal the principal balance at maturity.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three Months Ended September 30, 2019 and 2018
(Expressed in Canadian Dollars)

8.
CONVERTIBLE DEBENTURES (continued)

Convertible Debentures Series A-1 – March 13, 2019 (continued)

As at September 30, 2019, the value of the Debentures of Series A-1 amounted to $571,777. Accretion expense of $10,317 and interest expense of $15,000 was recorded for the three months ended September 30, 2019 (September 30, 2018 - $nil).

Convertible Debentures Series A-2 – August 14, 2019

On August 14, 2019, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the “Debenture Units of Series A-2”) of the Company for gross proceeds of $713,000.

Each Debenture Unit of Series A-2 consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures of Series A-2”) and 500 common share purchase warrants (the “Warrants of Series A-2”) of the Company. The Debentures of Series A-2 mature on August 13, 2021 and bear interest at a rate of 10% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the Debentures of Series A-2 and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $1.00 per share. Furthermore, the Company also has the option to force conversion of the Debentures of Series A-2 and any accrued interest at the same conversion price if the Company’s common shares trade above $2.50 per share for ten consecutive trading days on the Canadian Securities Exchange. Each full Warrant of Series A-2 entitles the holder to purchase one common share of the Company until August 13, 2021 at an exercise price of $1.20 per share. As a result, 356,500 Warrants of Series A-2 were issued related to the Debenture Units of Series A-2.

The Debenture Units of Series A-2 were determined to be a compound instrument, comprising a liability, a conversion feature and warrants. The initial carrying amount of the financial liability was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt having no conversion rights. Using the residual method, the carrying amount of the conversion feature and the warrants issued is the difference between the principal amount and the initial carrying value of the financial liability.

The fair value of the liability was determined to be $604,195. The residual value of $108,805 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $74,989 and $33,816, respectively. The carrying value of the Debentures of Series A-2, net of the equity components, have been accreted using the effective interest rate method over the term of the debentures, such that the carrying amount of the financial liability will equal the principal balance at maturity.

As at September 30, 2019, the value of the Debentures of Series A-2 amounted to $619,241. Accretion expense of $5,935 and interest expense of $9,111 was recorded for the three months ended September 30, 2019 (September 30, 2018 - $nil).

9.
SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of common shares. During the three months ended September 30, 2019 and 2018, the Company had no common share transactions.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three Months Ended September 30, 2019 and 2018
(Expressed in Canadian Dollars)

10.
OPTIONS

On November 22, 2018, the Company’s shareholders approved and the Company adopted a new rolling stock option plan (the “Option Plan”), under which the Board of Directors may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Company. Pursuant to the Option Plan, the Company may issue options for such period and exercise price as may be determined by the Board of Directors, and in any case not exceeding ten (10) years from the date of grant with the total options issued under the Option Plan not exceeding ten percent (10%) of the common shares of the Company, outstanding at the time of the granting of such options. The minimum exercise price of an option granted under the Option plan must not be less than the market value of the common shares on the date such option is granted.

Outstanding options as at September 30, 2019 are as follows:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (years)
Executive Officers	900,000	$0.78	1.37
Directors	100,000	$0.40	1.30
Consultants	750,000	$0.70	1.35
	1,750,000

Grant Date	Expiry Date	Options Outstanding	Options Exercisable	Exercise Price	Fair Value
Jan. 16, 2018(i)	Jan. 15, 2021	1,000,000	1,000,000	$0.40	$377,024
Mar. 9, 2018(ii)	Mar. 8, 2021	750,000	750,000	$1.15	$800,703

(i)
The options fully vested on issuance and the fair value of $377,024 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.40
Risk-free interest rate	1.78%
Expected life	3 years
Estimated volatility in the market price of the common shares	218%
Dividend yield	Nil

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three Months Ended September 30, 2019 and 2018
(Expressed in Canadian Dollars)

10.
OPTIONS (continued)

(ii)
The options fully vested on issuance and the fair value of $800,703 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.14
Risk-free interest rate	1.83%
Expected life	3 years
Estimated volatility in the market price of the common shares	213%
Dividend yield	Nil

During the three months ended September 30, 2019, the Company expensed $nil (September 30, 2018 – $nil) of the fair value of the options. The options were issued during the year ended June 30, 2018 fully vested and were expensed in the year ended June 30, 2018 as share based compensation.

11. WARRANTS

	Warrants Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (years)
June 30, 2018	6,650,000	$0.54	1.37
Issued	3,725,000	1.69	1.65
Exercised	(750,000)	0.15	0.00
Forfeited	(1,000,000)	2.00	0.00
Expired	(250,000)	0.10	0.00
June 30, 2019	8,375,000	0.93	1.05
Issued	356,500	1.20	1.87
Expired	(400,000)	1.45	0.00
September 30, 2019	8,331,500	$0.91	0.89

a)
On November 1, 2017 and in connection to a consulting agreement with a director and officer of the Company, the Company issued warrants for the purchase of 3,000,000 common shares of the Company exercisable until October 31, 2019 at an exercise price of $0.10 per share. On issuance, warrants for the purchase of 1,000,000 common shares vested immediately and the remaining 2,000,000 vested during the three months ended June 30, 2018.

The fair value of these issued warrants of $261,401 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.10
Risk-free interest rate	1.41%
Expected life	2 years
Estimated volatility in the market price of the common shares	214%
Dividend yield	Nil

For the three months ended September 30, 2019, the Company expensed $nil (September 30, 2018 – $nil) of the fair value of the warrants as share based compensation.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three Months Ended September 30, 2019 and 2018
(Expressed in Canadian Dollars)

11. WARRANTS (continued)

b)
On November 1, 2017 and in connection to a consulting agreement, the Company issued warrants for the purchase of 750,000 common shares of the Company exercisable until April 30, 2019 at an exercise price of $0.15 per share. On issuance, warrants for the purchase of 250,000 common shares vested immediately and the remaining 500,000 vested during the three months ended June 30, 2018. On April 30, 2019, the warrants were exercised (Note 6).

The fair value of these issued warrants of $44,087 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.10
Risk-free interest rate	1.41%
Expected life	1.5 years
Estimated volatility in the market price of the common shares	155%
Dividend yield	Nil
For the three months ended September 30, 2019, the Company expensed $nil (September 30, 2018 – $nil) of the fair value of the warrants as share based compensation.

c)
On November 1, 2017 and in connection to a consulting agreement, the Company issued warrants for the purchase of 250,000 common shares of the Company exercisable until April 30, 2019 at an exercise price of $0.10 per share, such warrants vesting upon the consultant meeting certain deliverables as set forth in the consulting agreement. On April 30, 2019, the deliverables were not met and the warrants expired.

The fair value of these issued warrants of $16,499 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.10
Risk-free interest rate	1.41%
Expected life	1.5 years
Estimated volatility in the market price of the common shares	155%
Dividend yield	Nil

For the three months ended September 30, 2019, the Company expensed $nil (September 30, 2018 – $nil) of the fair value of the warrants as share based compensation.

d)
On March 9, 2018 and in connection to a consulting agreement with a director and officer of the Company, the Company issued warrants for the purchase of 1,500,000 common shares of the Company exercisable until March 8, 2020 at an exercise price of $1.15 per share, such warrants vesting immediately upon issuance.

The fair value of these issued warrants of $1,336,934 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three Months Ended September 30, 2019 and 2018
(Expressed in Canadian Dollars)

11. WARRANTS (continued)

Stock price	$1.14
Risk-free interest rate	1.83%
Expected life	2 years
Estimated volatility in the market price of the common shares	173%
Dividend yield	Nil

For the three months ended September 30, 2019, the Company expensed $nil (September 30, 2018 – $nil) of the fair value of the warrants as share based compensation.

e)
On March 9, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 750,000 common shares of the Company exercisable until March 8, 2020 at an exercise price of $1.15 per share, such warrants vesting upon the consultant meeting certain deliverables as set forth in the consulting agreement. As at September 30, 2019, the deliverables were not met.

The fair value of these issued warrants of $668,467 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.14
Risk-free interest rate	1.83%
Expected life	2 years
Estimated volatility in the market price of the common shares	173%
Dividend yield	Nil

For the three months ended September 30, 2019, the Company expensed $nil (September 30, 2018 – $nil) of the fair value of the warrants as share based compensation.

f)
On March 15, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 400,000 common shares of the Company exercisable until September 14, 2019 at an exercise price of $1.45 per share, such warrants vesting upon the consultant meeting certain deliverables as set forth in the consulting agreement. On September 14, 2019, the deliverables were not met and the warrants expired.

The fair value of these issued warrants of $324,775 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.42
Risk-free interest rate	1.75%
Expected life	1.5 years
Estimated volatility in the market price of the common shares	129%
Dividend yield	Nil

For the three months ended September 30, 2019, the Company expensed $nil (September 30, 2018 – $nil) of the fair value of the warrants as share based compensation.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three Months Ended September 30, 2019 and 2018
(Expressed in Canadian Dollars)

11. WARRANTS (continued)

g)
On October 1, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 250,000 common shares of the Company exercisable until September 30, 2020 at an exercise price of $1.50 per share. Of these issued warrants, 100,000 vested immediately upon issuance while the remaining 150,000 warrants shall vest in six equal tranches of 25,000 warrants every three months from the date of issuance.

The fair value of these issued warrants of $207,833 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.35
Risk-free interest rate	2.27%
Expected life	2 years
Estimated volatility in the market price of the common shares	126%
Dividend yield	Nil

For the three months ended September 30, 2019, the Company expensed $12,817 (September 30, 2018 – $nil) of the fair value of the warrants as share based compensation.

h)
On October 15, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 250,000 common shares of the Company exercisable until October 14, 2020 at an exercise price of $2.00 per share. The warrants shall vest in four equal tranches of 62,500 warrants every three months from the date of issuance.

The fair value of these issued warrants of $131,421 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.05
Risk-free interest rate	2.25%
Expected life	2 years
Estimated volatility in the market price of the common shares	124%
Dividend yield	Nil

For the three months ended September 30, 2019, the Company expensed $10,039 (September 30, 2018 – $nil) of the fair value of the warrants as share based compensation.

i)
On October 31, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 1,000,000 common shares of the Company exercisable until October 30, 2022 at a price of $2.00 per share. The warrants shall vest in equal tranches of 250,000 every six months from the date of issuance.

The fair value of these issued warrants of $1,251,625 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three Months Ended September 30, 2019 and 2018
(Expressed in Canadian Dollars)

11. WARRANTS (continued)

Stock price	$1.30
Risk-free interest rate	2.41%
Expected life	4
Estimated volatility in the market price of the common shares	215%
Dividend yield	Nil

For the three months ended September 30, 2019, the Company expensed $169,489 (September 30, 2018 – $nil) of the fair value of the warrants as share based compensation.

j)
On October 31, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 1,000,000 common shares of the Company exercisable until October 30, 2022 at a price of $2.00 per share. The warrants shall vest in equal tranches of 250,000 every six months from the date of issuance.

The fair value of these issued warrants of $1,251,625 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.30
Risk-free interest rate	2.41%
Expected life	4 years
Estimated volatility in the market price of the common shares	215%
Dividend yield	Nil

On February 15, 2019, all 1,000,000 warrants previously issued to the consultant were forfeited. As a result, the Company has reversed the previously recorded share based compensation expense.

k)
On December 1, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 250,000 common shares of the Company exercisable until November 30, 2020 at a price of $1.50 per share. Of these issued warrants, 100,000 vested immediately upon issuance while the remaining 150,000 warrants shall vest in three equal tranches of 50,000 warrants every three months from the date of issuance.

The fair value of these issued warrants of $138,853 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.06
Risk-free interest rate	2.14%
Expected life	2 years
Estimated volatility in the market price of the common shares	116%
Dividend yield	Nil

For the three months ended September 30, 2019, the Company expensed $6,171 (September 30, 2018 – $nil) of the fair value of the warrants as share based compensation.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three Months Ended September 30, 2019 and 2018
(Expressed in Canadian Dollars)

11. WARRANTS (continued)

l)
On February 1, 2019 and in connection to a consulting agreement, the Company issued warrants for the purchase of 325,000 common shares of the Company exercisable until January 31, 2022 at a price of $1.00 per share. Of these issued warrants, 81,250 vested immediately while the remaining 243,750 warrants shall vest in three equal tranches of 81,250 warrants every three months from the date of issuance.

The fair value of these issued warrants of $250,793 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.95
Risk-free interest rate	1.83%
Expected life	3 years
Estimated volatility in the market price of the common shares	152%
Dividend yield	Nil

For the three months ended September 30, 2019, the Company expensed $31,349 (September 30, 2018 – $nil) of the fair value of the warrants as share based compensation.

During the three months ended September 30, 2019, the Company expensed $229,865 in the fair value of warrants as a result of the issuances which have been recorded as share based compensation (September 30, 2018 – $nil).

12. COMMITMENTS

(a)
Exclusivity Fee

On March 7, 2018, the Company entered into a memorandum of understanding (the “MOU”) with a third party which granted the Company an exclusivity option on a transaction to acquire a majority stake in real estate and intellectual property assets owned by the third party. Under the terms of the MOU, the Company agreed to pay the third party up to US $100,000 for such exclusivity until termination by either party. During the three months ended September 30, 2019, the Company paid and expensed a total of $nil as an exclusivity fee (September 30, 2018 – $15,682).

(b)
Employment Agreements

The Company is party to certain employments agreements with key executives of the Company that contain clauses requiring additional payments of up to two times the annual entitlements under these agreements upon occurrence of certain events, such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these condensed interim consolidated financial statements.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three Months Ended September 30, 2019 and 2018
(Expressed in Canadian Dollars)

12. COMMITMENTS (continued)

(c)
Commitments

During the three months ended September 30, 2019, the Company received a notice of termination letter (the "Termination Letter") from the landlord of a leased property, who subsequently repossessed the premises. The landlord of leased property has notified the Company that to the extent applicable, it intends to seek recovery of damages incurred including without limitation, the costs of recovering the leased property, solicitor fees, arrears and all future rental payments following the notice of termination.

The Company has expensed its rental deposit as a result of the Termination Letter. As of the date of this report, the Company has not received any claims from the landlord as a result of the Termination Letter.

The following is a summary of the Company’s minimum operating lease obligations for its premises due in future years.

$
2020	112,603
2021	112,991
2022	84,744

13. RELATED PARTY TRANSACTIONS

Related party transactions for the three months ended September 30, 2019 and 2018 and the balances as at those dates, not disclosed elsewhere in these condensed interim consolidated financial statements are:

a)
During the three months ended September 30, 2019, the Company expensed $238,332 (September 30, 2018 – $279,002), in fees payable to officers and directors of the Company and in fees payable to a corporation related by virtue of a common officer and director. As at September 30, 2019, the Company had fees payable to officers and directors of the Company of $776,509 (June 30, 2019 – $546,653).

14. FINANCIAL INSTRUMENTS AND RISK FACTORS

The fair value hierarchy that reflects the significance of inputs used in making fair value measurements is as follows:

Level 1:
quoted prices in active markets for identical assets or liabilities;

Level 2:
inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3:
inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three Months Ended September 30, 2019 and 2018
(Expressed in Canadian Dollars)

14. FINANCIAL INSTRUMENTS AND RISK FACTORS (continued)

The fair values of the Company’s financial instruments consisting of cash and cash equivalents, promissory note and accounts payable and accrued liabilities approximate their carrying value due to the relatively short term maturities of these instruments.

Risk Management Policies

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on these condensed interim consolidated financial statements. The following analysis provides a measurement of risks as at September 30, 2019:

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is not exposed to any significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. As at June 30, 2019, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses and negative working capital. Liquidity risk continues to be a key concern in the development of future operations.

Market Risk

(i) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant cash flow interest rate risk.

(ii) Foreign Currency Risk

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at September 30, 2019, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three Months Ended September 30, 2019 and 2018
(Expressed in Canadian Dollars)

14. FINANCIAL INSTRUMENTS AND RISK FACTORS (continued)

(iii) Price Risk

The Company’s operations do not involve the direct input or output of any commodities and therefore it is not subject to any significant commodity price risk. In addition, the Company does not have any equity investment in other listed public companies, and therefore it is not subject to any significant stock market price risk.

15. CAPITAL MANAGEMENT

The Company includes equity comprised of issued share capital, contributed surplus, deficit in the definition of capital and accumulated other comprehensive loss. As at September 30, 2019, the Company’s shareholders’ deficiency was $213,217 (June 30, 2019 – shareholders’ equity of $362,570). The Company’s objectives when managing capital are as follows:

(i)
to safeguard the Company’s ability to continue as a going concern; and

(ii)
to raise sufficient capital to meet its business objectives.

The Company manages its capital structure and makes adjustments to it, based on the general economic conditions, the Company’s long-term and short-term capital requirements. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or debt.

16.
COMPARATIVE AMOUNTS

Certain comparative figures have been reclassified to conform to the condensed interim consolidated financial statement presentation adopted for the current period. Such reclassifications did not have an impact on previously reported net and comprehensive loss.

17.
SUBSEQUENT EVENTS

On October 10, 2019, the Company, through its wholly-owned subsidiary Cordova CA Holdings, LLC (“CA Holdings”), entered into a non-binding letter of intent (the “LOI”) to purchase real assets and intellectual property (the “Assets”) of a third party Los Angeles-based cannabis venture (the “Transaction). Pursuant to the terms of the LOI, the Company has agreed to issue a total of ten million (10,000,000) common shares of the Company, valued at US $2,000,000, to the vendors in exchange for the Assets. Post closing of the Transaction, the vendors would own approximately twenty percent of the outstanding common shares of the Company. Furthermore, the Company has also agreed to commit a further US $1,500,000 to fund the required capital expenditures and efforts of the operators to advance the operations in California.

On November 7, 2019 and in connection with the LOI, CA Holdings advanced US $300,000 (the “Advance”) in exchange for a promissory note (the “Promissory Note”) for the principal amount of US $300,000, due six months from the date of issuance bearing interest at a rate of 5% per annum. The Promissory Note has been personally guaranteed by the vendors selling the Assets to CA Holdings (the “Personal Guarantee”). CA Holdings financed the Advance through a loan (the “Loan”) from a group of investors (the “Syndicate”), due six (6) months from the date of issuance bearing interest at a rate of 15% per annum. Furthermore, CA Holdings transferred the Personal Guarantee to the benefit of the Syndicate in relation to the Loan. The Syndicate has a right to settle the Loan on the same terms that CA Holdings finances the balance of the cash commitment. The Syndicate also received a total upfront fee of US $5,600 for providing the Loan.

On December 16, 2019, the Company executed an amendment to extend the maturity of the Promissory Note C to March 19, 2020 (the “Amendment”). As part of the Amendment, the Company agreed to accrue a one time fee in the amount $13,142 (US $10,000), due at maturity and issued additional warrants for the purchase of 200,000 common shares of the Company exercisable until June 18, 2021 at an exercise price of $0.30 per share.